
February 14, 2024

Adeel Rouf
Chief Executive Officer
Voyager Acquisition Corp./Cayman Islands
c/o Winston & Strawn LLP
800 Capitol St., STE 2400
Houston, TX 77002

> **Re: Voyager Acquisition Corp./Cayman Islands**
> **Draft Registration Statement on Form S-1**
> **Submitted January 18, 2024**
> **CIK No. 0002006815**

Dear Adeel Rouf:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 18, 2024

General

1. You state on page 4 that "[s]everal team members have collectively advised and facilitated the raising of over $2.0 billion in SPAC IPOs and over $5.0 billion in SPAC business combinations to date." In appropriate locations in the prospectus, please identify the SPAC IPOs, and their current status and share price.

Cover Page

2. We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please clarify that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you may not seek shareholder approval to extend such deadline, please state so here and elsewhere where the deadline is disclosed.

The Offering
Conflict of Interest, page 15

3.   Please revise to quantify the noted conflicts of interest in this section.

Manner of Conducting Redemptions, page 19

4.   We note your statement that "[e]ach public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction.…" Please revise here, and elsewhere, to disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting their shares.

Risk Factors
If our initial business combination involves a company organized…, page 33

5.   Please include in your risk factor the risk of the excise tax applying to redemptions in connection with extensions.

To mitigate the risk that we might be deemed to be an investment company…, page 34

6.   Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Risks Relating to Our Securities
We may issue our shares to investors in connection with our initial business combination… , page 60

7.   We note your disclosure related to PIPE transactions. Please clearly disclose their impact to you and investors. To the extent you may utilize PIPE transactions, if true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor's completion of the business combination. Additionally, please also disclose that these arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Lastly, please clarify here and throughout the prospectus the risks associated with the PIPE transactions that may occur at a price below the IPO price of $10 per share.

Use of Proceeds, page 77

8.   Please revise to include footnotes 5 and 7 in the Use of Proceeds table.

Capitalization, page 83

9.   It appears you have classified the private and public warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers' permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants."

Liquidity and Capital Resources, page 85

10.   We note your statement that your liquidity requirements include $720,000 for fees pursuant to the Administrative Services Agreement for office space, administrative, financial and support services. We also note that your Use of Proceeds section indicates you will use $320,000 for legal and accounting fees related to regulatory reporting obligations and $400,000 for director and officer's liability insurance. Please revise your disclosure throughout the prospectus as appropriate.

Related Party Transactions, page 88

11.   Please revise to also address the 6,000,000 private placement warrants, the fees for office space, secretarial and administrative services, the fees for the consulting services to an entity affiliated to your Chief Executive Officer, and the possible payment of finder's fees.

Management
Officers, Directors and Director Nominees, page 114

12.   Please briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, including: each person's principal occupations and employment during the past five years including the relevant dates of employment; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e)(1) of Regulation S-K.

Executive Officer and Director Compensation, page 116

13. We note your statement that "None of our executive officers or directors have received any cash compensation for services rendered to us as of the date of this prospectus." Please revise to clarify that no compensation was awarded to, earned by, or paid to your executive officers or directors.

Conflicts of Interest, page 120

14. Please expand your disclosure in this section to highlight the financial conflicts of interest of your sponsor, officers, directors, advisors and/or your or their affiliates. Please revise to quantify the noted conflicts of interest. For example, highlight, to the extent applicable, conflicts arising from ownership of the founder shares and private placement warrants, including that because of the low price they paid for the founder shares, your sponsor and your officers and directors may make a substantial profit even if the company selects an acquisition target that subsequently declines in value and is unprofitable for public investors. Please address the material conflicts of interest in this section including the repayment of loans made by your sponsor and the reimbursement of any out-of-pocket expenses.

Principal Shareholders, page 124

15. Please revise to include your officers and directors in the beneficial ownership table. In addition, we note you indicate that Adeel Rouf has the position as Chairman, however we note that Warren Hosseinion is listed as Chairman in the signature section and elsewhere in the prospectus. Finally, we note that the After Offering Number of Shares Beneficially Owned column indicates that 5,000,000 shares is 20% of the outstanding shares and that 3,750,000 shares is 20% of the outstanding shares. Please revise or advise us as appropriate.

Taxation, page 150

16. We note your statement in the first paragraph that "The following summary of certain Cayman Islands and United States federal income tax consequences of an investment in our units….", in the third paragraph that "The following is a discussion on certain Cayman Islands income tax consequences….", and in the legend that "THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAXCONSIDERATIONS …." Please revise to delete the word "certain" from the noted sentences.

Report of Independent Registered Public Accounting Firm , page F-2

17. Please include a signed audit report in your next amendment. Refer to Rule 2-02 of Regulation S-X.

<u>Notes to Financial Statements, Note 1, page F-7</u>

18.   We note your disclosure on page 2 that the sponsor of the Registrant is a Delaware limited liability company. On page F-7 in Note 1, the sponsor is described as a Cayman Islands limited liability company. Please revise or advise.

         Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Real Estate & Construction

cc: Michael J. Blankenship